January 29, 2007

FILED VIA EDGAR AS CORRESPONDENCE AND SENT VIA FACSIMILE

Mr. Morgan Youngwood
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE
Washington, D.C.  20549-4561


Re:      Arkona, Inc.
         File No. 000-24372
         SEC Oral Comment

Dear Mr. Youngwood:

         As outside U.S. securities counsel for Arkona, Inc. ("Arkona" or the "Company"), we are writing in response to your oral comment delivered to us over the telephone on January 18, 2007 (your "Comment"). Our response is based solely on information we have been provided by Arkona, and all representations and commitments are those of Arkona. For clarity, our response is preceded by a bolded paraphrase of your Comment.

         We note your response in your December 11, 2006 letter to our request that you revise your disclosure to include those transitional disclosures required by paragraph H of SAB 107, and paragraphs 64-65, 84, A240-A242 of SFAS 123(R). Please include all of the disclosures required by A240 - A 242 of SFAS 123(R).

         Response: In future reports, Arkona will include all of the disclosures and for all of the periods required by A240 - A242 of SFAS 123(R), including, without limitation, the information set forth in its prior response and (i) the number and weighted-average grant-date fair value of nonvested options at the beginning of the period, at the end of the period, and for those granted, vested and/or forfeited during the period, (ii) information regarding the aggregate intrinsic value of outstanding options and options exercisable, (iii) a complete description of assumptions used on its Black-Scholes calculations for each year in which an income statement is provided, (iv) the weighted-average grant-date fair value of options granted during the periods for which an income statement is presented, and (v) the total intrinsic value of options exercised during the periods for which an income statement is presented.


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
Mr. Morgan Youngwood
January 29, 2007
Page 2


         If you have any questions regarding the foregoing, feel free to call me at (801) 257-7963 or Lee Boardman, Chief Financial Officer of Arkona at (801) 501-7110.

Sincerely,

/s/ Bryan Allen
---------------------
Bryan T. Allen